Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Fixed Charges (1)
Interest expense	$52.0	$38.2	$19.2	$2.7	$0.2
Amortization of debt issuance costs	5.3	3.4	1.2	—	—
Portion of rental expense representative of interest	45.3	52.6	55.7	64.8	64.3
Total fixed charges	$102.6	$94.2	$76.1	$67.5	$64.5
Earnings (2)
Income (loss) from continuing operations before income taxes	$353.7	$419.5	$502.4	$353.0	$282.4
Fixed charges per above	102.6	94.2	76.1	67.5	64.5
Capitalized interest	(13.8)	(12.7)	(11.6)	(2.7)	(0.2)
Total earnings as adjusted	$442.5	$501.0	$566.9	$417.8	$346.7
Deficiency of earnings to fixed charges
Ratio of earnings to fixed charges	4.3x	5.3x	7.4x	6.2x	5.4x

(1)    For purposes of computing this ratio of earnings to fixed charges, "fixed charges" consist of interest expense on all indebtedness plus amortization of debt issuance costs and an estimate of interest expense within rental expense.

(2)    "Earnings" consist of pre-tax income (loss) from continuing operations plus fixed charges less capitalized interest. A ratio of earnings to combined fixed charges and preference dividends (if any) would be identical to the presentation in the table above.